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SEC FILE NUMBER 001-13292

CUSIP NUMBER 810186 10 6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: September 30, 2005
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
The Scotts Miracle-Gro Company

Full Name of Registrant

Former Name if Applicable
14111 Scottslawn Road

Address of Principal Executive Office (Street and Number)
Marysville, Ohio 43041

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report or transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As previously reported in (i) the Current Report on Form 8-K filed by The Scotts Company, the public company predecessor to the registrant The Scotts Miracle-Gro Company (together with its subsidiaries, the “Company”), with the Securities and Exchange Commission (the “SEC”) on December 8, 2004 and (ii) the amended Current Report on Form 8-K/A filed by The Scotts Company with the SEC on December 17, 2004, the Audit Committee of the Board of Directors of The Scotts Company dismissed PricewaterhouseCoopers LLP (“PWC”) as the Company’s independent registered public accounting firm on December 2, 2004 and approved the engagement of Deloitte & Touche LLP (“Deloitte”) as the Company’s independent registered public accounting firm. Deloitte accepted the engagement as the Company’s independent registered public accounting firm effective as of December 17, 2004. The necessity of obtaining a consent from PWC, and the corresponding review of the filing by PWC, resulted in a delay in the submission of the Company’s consolidated financial statements for the fiscal years ended September 30, 2005, 2004 and 2003 to be included in the Annual Report on Form 10-K of The Scotts Miracle-Gro Company for the fiscal year ended September 30, 2005 (the “2005 Form 10-K”). As a result of the foregoing, The Scotts Miracle-Gro Company was unable to file the 2005 Form 10-K until 5:31 p.m., Eastern Time, on December 14, 2005, the 75th day after the end of the fiscal year covered by the 2005 Form 10-K. Accordingly, The Scotts Miracle-Gro Company filed the 2005 Form 10-K with the SEC one minute after the last time (5:30 p.m., Eastern Time) which would have resulted in the 2005 Form 10-K’s being deemed filed on December 14, 2005 but within the fifteen-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.
     (Attach Extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Christopher L. Nagel	(937)	644-0011

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes       ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes       ☒ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Scotts Miracle-Gro Company
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 15, 2005	By:	/s/ Christopher L. Nagel
Christopher L. Nagel
Executive Vice President and Chief Financial Officer